Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Halliburton Company
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

Dave Lesar of Halliburton Company distributed the following communication to all employees on September 28, 2015.

TO:	All Halliburton employees

FROM:	Dave Lesar, chairman and CEO

SUBJECT:	Message from Chairman and CEO Dave Lesar – additional divestitures announced

We’ve said from the beginning that bringing two companies together is hard work. The sheer logistics and planning for combining organizations like Halliburton and Baker Hughes is challenging. Substantial time and effort is also required to provide information to the numerous competition authorities that are reviewing the transaction. As a result, the merger agreement between our companies contemplated that it would take more than a year to obtain the requisite approvals and complete the acquisition. Thanks to the hard work of dedicated employees at both companies we are working transparently and constructively with competition authorities worldwide and making steady progress.

Proposed divestitures

Today we announced Halliburton and Baker Hughes will market for sale additional businesses in connection with Halliburton’s pending acquisition of Baker Hughes. On the Halliburton side, we intend to divest our expandable liner hangers business, which falls within the Completion & Production Division. Baker Hughes intends to divest its core completions business, which includes: packers, flow control tools, subsurface safety systems, intelligent well systems, permanent monitoring, sand control tools and sand control screens; its sand control business in the Gulf of Mexico, including two pressure pumping vessels; and its offshore cementing businesses in Australia, Brazil, the Gulf of Mexico, Norway, and the United Kingdom.

Just as with our Fixed Cutter and Roller Cone Drill Bits, Directional Drilling, and Logging-While-Drilling/Measurement-While-Drilling businesses, we would have preferred to retain these businesses. However, we believe that in order to obtain the required approvals from competition authorities, it will be necessary to divest these assets. Halliburton anticipates that the companies will complete the sales of these businesses in the same timeframe as, and the closing of the divestitures would be conditioned on, the closing of the pending Baker Hughes acquisition.

The pending acquisition of Baker Hughes requires approvals from competition authorities in numerous countries, and we are continuing to work with all competition enforcement authorities that have expressed an interest in the proposed transaction. There is no agreement to date with any competition enforcement authority as to the adequacy of the proposed divestitures. The pending acquisition has received unconditional regulatory clearances in Canada, Kazakhstan, South Africa, and Turkey.

In the United States, the Department of Justice (DOJ) continues to review the pending acquisition. Halliburton and Baker Hughes have amended their timing agreement with the DOJ to extend the earliest closing date by three weeks, to the later of Dec. 15, 2015 (from the current date of Nov. 25, 2015) or 30 days following the date on which both companies have certified final, substantial compliance with the DOJ second request. Timing agreements are often entered into in connection with large, complex transactions, and provide the DOJ additional time to review responses to its second requests. In light of the timing agreement, Halliburton and Baker Hughes have agreed to extend the time period for closing of the acquisition pursuant to the Merger Agreement to no later than Dec. 16, 2015. The Merger Agreement also provides that the closing can be extended into 2016, if necessary.

Going forward

We understand that this announcement may create uncertainty for employees who work in the business we propose to divest. Please keep in mind: The goal of selling the asset is to create another competitor in the market; therefore, this could present a tremendous opportunity for your career.

We will continue to operate as one Company until the sale of all identified businesses is complete. Let’s stay focused on beating our competition by providing our customers with the same world-class service and products they know they can expect from us.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the businesses and geographical location of such businesses subject to divestiture, the ability of Halliburton and Baker Hughes to negotiate acceptable terms and conditions in connection with the divestitures, whether the Baker Hughes acquisition will close and the expected timing thereof and whether all required regulatory clearances and approvals will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, Halliburton’s Form 10-Q for the quarter ended June 30, 2015, Baker

Hughes’s Form 10-K for the year ended December 31, 2014, Baker Hughes’s Form 10-Q for the quarter ended June 30, 2015, recent Current Reports filed by Halliburton and Baker Hughes on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s and Baker Hughes’s respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 23, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.